Ardmore Shipping Corporation Announces Refinancing Of Four Vessels

HAMILTON, Bermuda, Oct. 25, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it has signed agreements for the refinancing of four vessels.

Two of Ardmore's subsidiaries have signed agreements for a sale and leaseback of the Ardmore Dauntless and Ardmore Defender, two 2015 built 37,000 Dwt Eco-design IMO 2 products and chemical tankers, with Ocean Yield ASA ("Ocean Yield"). The lease agreements are for a period of 12 years and the Company has options to repurchase each vessel at various stages prior to maturity. The other terms and conditions are in line with Ardmore's existing debt facilities.

Additionally, two of Ardmore's other subsidiaries have signed agreements for the sale and leaseback of the Ardmore Explorer and Ardmore Encounter, two 2014 built 50,000 Dwt Eco-design MR tankers, with a top tier Asian Financier. The lease agreements are for a period of seven years and the Company has options to repurchase each vessel at various stages prior to maturity. The other terms and conditions are in line with Ardmore's existing debt facilities.

Both transactions are expected to fund in October 2018 and result in cash proceeds to the Company of $19.7 million in the aggregate, net of fees and the repayment of senior debt secured by the vessels.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented:

"We are pleased to have signed agreements for the refinancing of these vessels on favorable terms and conditions. These transactions highlight Ardmore's strong financial relationships and our ability to identify opportunities to strengthen our balance sheet and position the company for further opportunistic growth."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com